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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                                       SEC File No. 000-20840
                                                       CUSIP No. 740822 30-9
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                                 FORM 12b-25
                        NOTIFICATION OF LATE FILING


(Check One): __Form 10-K  __Form 20-F  __Form 11-K  _X_Form 10-Q  __Form N-SAR

For Period Ended: November 30, 2006

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  President Casinos, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):
1000 North Leonor K. Sullivan Blvd.

City, State and Zip Code:  St. Louis, Missouri  63102

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

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PART III - NARRATIVE

  State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

  Despite the Registrant's diligent efforts, completion of the Registrant's Quarterly Report on Form 10-Q has been delayed due to recent developments and resolution of certain items relating to the Registrant's pending voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code, including without limitation the announcement on December 20, 2006 that the Registrant had completed the sale of all of the outstanding stock of President Riverboat Casino-Missouri, Inc., which owned its St. Louis operations, to Pinnacle Entertainment, Inc.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this
notification:    Ralph J. Vaclavik     314-622-3180

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?   [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimated of the results cannot be made.

  The Registrant anticipates that the statements of operations included in its Quarterly Report on Form 10-Q for the three-month period ended November 30, 2006 will report net income of approximately $11.5 million, or $2.29 per share, compared to net income of $1.7 million, or $0.34 per share, for the three-month period ended November 30, 2005. The Registrant anticipates that net income from continuing operations reported for the three-month period ended November 30, 2006 will be approximately $9.9 million, compared to a net loss from continuing operations of $0.6 million for the three-month period ended November 30, 2005.

  The Registrant anticipates that the statements of operations included in its Quarterly Report on Form 10-Q for the nine-month period ended November 30, 2006 will report net income of approximately $12.6 million, or $2.50 per share, compared to net income of $33.9 million, or $6.54 per share, for the nine-month period ended November 30, 2005. The Registrant anticipates that net loss from continuing operations reported for the nine-month period ended November 30, 2006 will be approximately $8.6 million, compared to a net loss from continuing operations of $3.1 million for the nine-month period ended November 30, 2005.

    The Registrant anticipates that the statements of operations for the nine-month period ended November 30, 2006,will reflect income of $5.0 million a

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result of a settlement agreement with its noteholders which permanently waived certain debt obligations. An additional $5.0 million under the Notes was deferred, and will be payable only if proceeds from certain pending litigation and tax refund claims exceed $5.0 million. In the event that an amount in excess of $5.0 million is recovered from such contingencies, one-half of such future amounts will be paid by the Registrant up to $5.0 million pursuant to the terms of the settlement agreement. The Registrant also anticipates that the statements of operations for the nine-month period ended November 30, 2006, will reflect a $2.5 million expense in loss from discontinued operations for impairment of long-lived assets resulting from a re-evaluation by management of the net realizable value of the Registrant's assets based on their intended future use, market conditions and current offers to purchase such assets made by third parties. Included in income from discontinued operations is a gain of $27.5 million, net of income tax expense of $6.0 million, for the nine-month period ended November 30, 2005, arising from the sale of the Biloxi, Mississippi operations.

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President Casinos, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2007


By:    /s/ Ralph J. Vaclavik
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       Ralph J. Vaclavik
       Senior Vice President and
       Chief Financial Officer